No Act

ACT 33A
SECTION
RULE 486(b)
PUBLIC AVAILABILITY April 23, 2010

April 23, 2010
IM Ref. No. 20104121728
Tortoise Energy Infrastructure Corporation and Tortoise Energy Capital Corporation
File No. 811-21462

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated April 22, 2010 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") under Section 5 or Section 6(a) of the Securities Act of 1933 (the "Securities Act" or "1933 Act") against Tortoise Energy Infrastructure Corporation ("TYG" or "Fund") or Tortoise Energy Capital Corporation ("TYY" or "Fund," and together with TYG, the "Funds"), each of which filed and had declared effective by the Commission a universal shelf registration statement on Form N-2 ("Registration Statement"), if a Fund files a post-effective amendment to its Registration Statement pursuant to Rule 486(b) under the Securities Act, under the circumstances set forth in your letter.

Background

You state that each Fund is a closed-end management investment company registered under the Investment Company Act of 1940 (the "Investment Company Act"). Each Fund filed and had declared effective by the Commission its Registration Statement pursuant to which it has issued securities on a delayed basis in accordance with Rule 415(a)(1)(x) under the Securities Act and the positions of the Commission staff.[1] Tortoise Capital Advisors, L.L.C. serves as the investment adviser to the Funds. Each Fund's common shares are registered under Section 12(b) of the Securities Exchange Act of 1934 and listed and traded on the New York Stock Exchange. Each Fund has a fiscal year ending November 30.

You state that each Fund's board of directors (the "Board"), including a majority of the independent directors, has concluded that the continued ability to raise capital through the public offering of additional securities on a delayed and continuous basis would benefit each Fund and its stockholders. You state that each Fund's Board also has concluded that a continuously effective shelf registration statement would be beneficial to the Funds, their stockholders and potential investors. You state that each Fund, therefore, needs a continuously effective Registration Statement and annually has filed post-effective amendments to its Registration Statement pursuant to Section 8(c) of the Securities Act ("Post-Effective Amendments") to register additional shares of common stock and bring the Fund's financial statements up to date. You further state that each Fund, its stockholders and potential investors would benefit if Post-Effective Amendments filed for the purpose of bringing the Fund's financial statements up to date or registering additional shares were effective immediately, as permitted by Rule 486(b) under the Securities Act available to certain registered closed-end investment companies. You state that in addition to eliminating the adverse impact resulting from the Funds' inability to sell

[1] *See Nuveen Virginia Premium Income Municipal Fund*, SEC Staff No-Action Letter (Oct. 6, 2006); *Pilgrim America Prime Rate Trust*, SEC Staff No-Action Letter (May 1, 1998) ("Pilgrim Letter").

10000575

their securities during the currently required review process, utilization of Rule 486(b) would minimize the Funds' costs incurred in the Post-Effective Amendment process. You further state that due to the limited purposes for which the Funds would use Rule 486(b), no erosion of investor protection should result and investors would benefit from the faster availability of the Funds' updated financial statements.

Discussion

Rule 486(b) under the Securities Act, in relevant part, states that a post-effective amendment to a registration statement filed by a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act ("Interval Fund") shall become effective on the date on which it is filed with the Commission, provided that certain conditions are met. The conditions of Rule 486(b) require, among other things, that the post-effective amendment be filed for no purpose other than, among other things, registering additional shares or bringing the financial statements up to date, and that the registrant make certain representations concerning the purpose for which the amendment is filed.

In adopting Rule 486(b) in 1994, the Commission recognized that Interval Funds may have a need continuously to raise capital, and therefore need continuously effective registration statements and would benefit if certain filings could become effective automatically.[2] The Commission staff in 1998 recognized that registered closed-end management investment companies such as the Funds, which are not Interval Funds, also may benefit from the flexibility to take advantage of favorable market conditions to raise additional capital through continuous or delayed offerings of their securities.[3] You assert that the Funds, their stockholders and potential investors also would benefit if the Funds' Post-Effective Amendments that comply with the conditions of Rule 486(b) could become effective immediately pursuant to that Rule. You represent that each Fund's Post-Effective Amendments will comply with the conditions of Rule 486(b), as well as with the undertakings currently found in Sections 4(f) and 4(g) of Item 34 of Part C of the Fund's Registration Statement.[4]

---

2 *See* Post-Effective Amendments to Investment Company Registration Statements, Investment Company Act Release No. 20486 (Aug. 24, 1994), n. 22 and accompanying text. An Interval Fund operates pursuant to a fundamental policy that requires the Interval Fund to make periodic offers to repurchase its common stock in an amount not less than five percent of the outstanding shares. *See* Rule 23c-3 under the Investment Company Act. These repurchase offers may create a need for the Interval Fund to replenish its assets by making a continuous or intermittent offering of its common stock. *See* Continuous or Delayed Offerings by Certain Closed-End Management Investment Companies; Automatic Effectiveness of Certain Registration Statements and Post-Effective Amendments, Investment Company Act Release No. 19391 (Apr. 7, 1993).

3 *See* Pilgrim Letter at n. 12 and accompanying text.

4 Specifically, TYG undertakes:

> (f) to file a post-effective amendment containing a prospectus pursuant to Section 8(c) of the 1933 Act prior to any offering by [TYG] pursuant to the issuance of rights to subscribe for shares below net asset value;
>
> (g) to file a post-effective amendment containing a prospectus pursuant to Section 8(c) of the 1933 Act prior to any offering below net asset value if the net dilutive effect of such offering (as calculated in the manner set forth in the dilution table contained in the prospectus), together with

Conclusion

Based on the facts and representations set forth in your letter, we would not recommend that the Commission take any enforcement action under Section 5 or Section 6(a) of the Securities Act against the Funds if the Funds file Post-Effective Amendments to their Registration Statements pursuant to Rule 486(b) under the Securities Act. This response expresses our view on enforcement action only and does not express any legal or interpretive conclusion on the issues presented.[5] Because our position is based upon all of the facts and representations in your letter, any different facts or representations may require a different conclusion.[6] We note that each Fund has acknowledged that the staff may withdraw any assurance granted in this letter if the staff finds that the Fund is misusing Rule 486(b), or for any other reason.

Michael S. Didiuk
Attorney-Adviser

---

the net dilutive effect of any prior offerings made pursuant to this post-effective amendment (as calculated in the manner set forth in the dilution table contained in the prospectus), exceeds fifteen percent (15%).

TYY undertakes:

(f) to file a post-effective amendment containing a prospectus to Section 8(c) of the Securities Act prior to any offering by [TYY] pursuant to the issuance of rights to subscribe for shares below net asset value;

(g) to file a post-effective amendment containing a prospectus pursuant to Section 8(c) of the Securities Act prior to any offering below net asset value if the net dilutive effect of such offering (as calculated in the manner set forth in the dilution table contained in the prospectus), together with the net dilutive effect of any prior offerings made pursuant to this post-effective amendment (as calculated in the manner set forth in the dilution table contained in the prospectus), exceeds fifteen percent (15%).

5 This letter confirms the view the staff provided orally to Steven F. Carman, counsel to the Funds, on February 12, 2010.

6 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. *See* Informal Guidance Program for Small Entities, Investment Company Act Release No. 22587 (Mar. 27, 1997), n.20. In light of the very fact specific nature of the Funds' request, however, the position expressed in this letter applies only to the Funds, and no other entity may rely on this position. The staff is willing to consider similar requests from other registered closed-end management investment companies or business development companies.

HUSCH BLACKWELL
SANDERS LLP

4801 Main Street, Suite 1000
Kansas City, MO 64112
Phone: 816.983.8000
fax: 816.983.8080

April 22, 2010

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Ms. Nadya B. Roytblat

Re: Tortoise Funds and Rule 486(b)

Dear Ms. Roytblat:

On behalf of Tortoise Energy Infrastructure Corporation ("TYG") and Tortoise Energy Capital Corporation ("TYY" and together with TYG, the "Funds") we seek assurance that the staff of the Division of Investment Management (the "Staff") will not recommend enforcement action against the Funds to the Securities and Exchange Commission (the "Commission") under Section 5 or Section 6(a) of the Securities Act of 1933, as amended (the "Securities Act") if the Funds utilize Rule 486(b) of the Securities Act, under the circumstances set forth in this letter.

Background

TYG and TYY are each a closed-end management investment company registered under the Investment Company Act of 1940 (the "Investment Company Act"). Tortoise Capital Advisors, L.L.C. serves as the investment adviser to the Funds, and each of the Funds has a fiscal year ending November 30. Each Fund's common shares are registered under Section 12(b) of the Securities Exchange Act of 1934 and have been listed and traded on the New York Stock Exchange since the inception of the Fund. Each Fund has filed and had declared effective by Commission a universal shelf registration statement on Form N-2 pursuant to which it has issued securities in accordance with Rule 415(a)(1)(x) of the Securities Act and the positions of the Commission articulated in the *Pilgrim America Prime Rate Trust* and *Nuveen Virginia Premium Income Municipal Fund* No-Action Letters.

The Board of Directors (the "Board") of each Fund, including a majority of the independent directors, has concluded that the continued ability to raise capital through the public offering of additional securities on a delayed and continuous basis is of great benefit to each Fund and its stockholders. The Board has also concluded that a continuously effective shelf registration statement would be beneficial to the Funds, their stockholders and potential investors. As discussed below, however, the Funds' shelf registration statements have not historically been effective for significant portions of each year due to the post-effective amendment process currently required to bring the Funds' financial statements up to date. The Board of each Fund believes that the Funds, their stockholders and potential investors would benefit if the Funds were allowed to utilize Rule 486(b) under the Securities Act available to certain registered closed-end investment companies to file post-effective amendments to their shelf registration statements to bring their financial statements up to date or register additional shares that would become effectively immediately. In addition to eliminating the adverse impact resulting from the inability to sell their securities during the currently required review process, utilization of Rule 486(b) will minimize the Funds' costs incurred in the post-effective amendment process. Due to the limited purposes for which the Funds would use Rule 486(b), no erosion of investor protection should result. On the contrary, investors would benefit from the faster availability of the Funds' updated financial statements.

Discussion

Each Fund currently is required to file a post-effective amendment on an annual basis to update its shelf registration statement with its audited financial statements in accordance with Section 8(c) of the Securities Act, and as such, each post-effective amendment is subject to review and comment by the Staff.

Rule 486(b) generally provides that a post-effective amendment to a registration statement, or a registration statement for additional shares of common stock, filed by a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 of the Investment Company Act (collectively, "Interval Funds") shall become effective on the date it is filed, provided the registration statement is filed solely to (i) register additional shares of common stock for which a registration statement filed on Form N-2 is effective, (ii) bring the financial statements up to date under Section 10(a)(3) of the Securities Act or rule 3-18 of Regulation S-X, (iii) designate a new effective date for a previously filed post-effective amendment or registration statement for additional shares under Rule 486(a), which has not yet become effective, (iv) update the information required by Item 9c of Form N-2; (v) make any non-material changes the registrant deems appropriate, and (vi) any other purpose the Commission shall approve.

In the adopting release for Rule 486 (Release No. 333-7083 & IC-20486), the Commission stated that "[t]he initial proposal to Rule 486 recognized that closed-end interval funds may need continuously effective registration statements and would benefit if certain filings could become effectively automatically." The Funds believe that this line of thought should be extended to them as closed-end funds that are conducting offerings pursuant to Rule 415(a)(1)(x). Like Interval Funds, the Funds and their common stockholders would also benefit from having continuously effective registration statements. The ability to utilize Rule 486(b) would ensure that the Funds have the ability to raise capital if the opportunity arises and would reduce the resulting expenses incurred by the funds. In addition, because Rule 486(b) would only permit such funds to make non-material changes to their registration statements, the Funds believe that the public policy of protecting investors would be safeguarded. The Funds represent that in each case such filings would be made in compliance with the conditions of Rule 486(b), and that at the time of each such filing the Funds would comply with the undertakings currently found in Sections 4(f) and 4(g) of Item 34 of Part C of their respective currently effective shelf registration statements.[1]

Each Fund acknowledges that the Staff may withdraw any assurance granted in response to this letter if the Staff finds that the Fund is misusing Rule 486(b), or for any other reason. Please contact the undersigned at (816) 983-8153, or Eric Gervais at (816) 983-8362, with questions or comments regarding this letter.

Sincerely,

Steven F. Carman

---

[1] The referenced TYG undertakings are as follows:
(f) to file a post-effective amendment containing a prospectus pursuant to Section 8(c) of the 1933 Act prior to any offering by the Registrant pursuant to the issuance of rights to subscribe for shares below net asset value;
(g) to file a post-effective amendment containing a prospectus pursuant to Section 8(c) of the 1933 Act prior to any offering below net asset value if the net dilutive effect of such offering (as calculated in the manner set forth in the dilution table contained in the prospectus), together with the net dilutive effect of any prior offerings made pursuant to this post-effective amendment (as calculated in the manner set forth in the dilution table contained in the prospectus), exceeds fifteen percent (15%).

The referenced TYY undertakings are as follows:
(f) to file a post-effective amendment containing a prospectus to Section 8(c) of the Securities Act prior to any offering by the Company pursuant to the issuance of rights to subscribe for shares below net asset value;
(g) to file a post-effective amendment containing a prospectus pursuant to Section 8(c) of the Securities Act prior to any offering below net asset value if the net dilutive effect of such offering (as calculated in the manner set forth in the dilution table contained in the prospectus), together with the net dilutive effect of any prior offerings made pursuant to this post-effective amendment (as calculated in the manner set forth in the dilution table contained in the prospectus), exceeds fifteen percent (15%).

cc: Dave Schulte, Tortoise Capital Advisors, LLC
Terry Matlack, Tortoise Capital Advisors, LLC
Diane Bono, Tortoise Capital Advisors, LLC